UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

(Amendment No. 3 )*

FRESH VINE WINE, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

35804X 101

(CUSIP Number)

Rick Nechio

P.O. Box 5215

Mooresville, NC 28117

Phone: (855) 766-9463

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 35804X 101

1	NAME OF REPORTING PERSONS Rick Nechio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,573,472 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,573,472 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.85%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35804X 101

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $0.001 par value, of Fresh Vine Wine, Inc. a Nevada corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is P.O. Box 78984, Charlotte, NC 28271.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Rick Nechio.

(b) The principal office and place of business for Mr. Nechio is P.O. Box 5215, Mooresville, NC 28117.

(c) Mr. Nechio serves as President and Head of Sales of the Issuer.

(d) - (e) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the reporting person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On or around July 20, 2022, Nechio & Novak, LLC made a ratable distribution of the shares of the Issuer’s common stock held by Nechio & Novak, LLC to Nechio & Novak, LLC’s members. The shares of the Issuer’s common stock represented founder’s securities that were acquired by Nechio & Novak, LLC prior to the Issuer’s common stock being registered under Section 12 of the Securities Exchange Act of 1934, as amended. The reporting person acquired 2,415,472 shares of the Issuer’s common stock in such distribution.

On June 18, 2022, the reporting person acquired 10,000 shares of the Issuer’s common stock upon the vesting of a restricted stock unit grant made to the reporting person in his capacity as a director of the Issuer.

On December 19, 2022, and in conjunction with the initial issuance by the Issuer of 970,000 shares of the Issuer’s common stock to certain vendors to the Issuer, the reporting person forfeited and transferred back to the Issuer without consideration 602,000 shares of the Issuer’s common stock to enable the Issuer to preserve cash by issuing such number of shares to the vendors without subjecting the Issuer’s other stockholders to dilution therefrom.

On January 27, 2023, the Issuer entered into a Global Mutual Compromise, Release and Settlement Agreement (the “Settlement Agreement”) pursuant to which a former executive officer of the Issuer (the “Plaintiff”) agreed to dismiss a lawsuit against the Issuer and the reporting person, among others. Pursuant to the Settlement Agreement, the Issuer and the Plaintiff entered into a consulting agreement (the “Consulting Agreement”) pursuant to which the Plaintiff agreed to provide certain consulting services to the Issuer in exchange for being granted 500,000 shares of the Issuer’s common stock. On February 17, 2023, and pursuant to the Settlement Agreement, the reporting person forfeited and transferred back to the Issuer without consideration 250,000 shares of the Issuer’s common stock held by the reporting person to enable the Issuer to issue such number of shares to the Plaintiff pursuant to the Consulting Agreement without subjecting the Issuer’s other stockholders to dilution with respect thereto.

Item 4. Purpose of Transaction.

All of the shares of the Issuer’s common stock owned by the reporting person are held solely for investment purposes.

Except for the matters set forth in Item 6 (Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer ), the reporting person does not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a)	The reporting person beneficially owns 1,573,472 shares of the outstanding common stock of the Issuer, which represents 9.85% of the Issuer’s outstanding common stock.

(Percent of class is based upon 15,976,227 shares outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, filed on November 14, 2023.)

(b)	The reporting person has sole voting and dispositive power with respect to the common stock of the Issuer held by him.

(c)	The reporting person has not effected any transactions in the Issuer’s common stock during the past 60 days except as set forth below:

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 25, 2024, the Issuer and its direct wholly-owned subsidiary, FVW Merger Sub, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Notes Live, Inc. (“Notes Live”) pursuant to which, among other things, Merger Sub will merge with and into Notes Live, with Notes Live continuing as a wholly-owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”).

In connection with the execution of the Merger Agreement, the reporting person entered into a Voting and Support Agreement with Notes Live (the “Support Agreement”) pursuant to which the reporting person (1) agreed to vote his shares of the Issuer’s common stock in favor of proposals related to the transactions contemplated by the Merger Agreement that are voted upon at a special stockholders’ meeting of the Issuer called for such purpose (the “Fresh Vine Proposals”) and against alternative acquisition proposals, (2) granted to Notes Live a proxy to vote his shares of the Issuer’s common stock in favor of the Fresh Vine Proposals, and (3) agreed not to transfer his shares of the Issuer’s common stock prior to the expiration of the Support Agreements, subject to certain exceptions.

Also in connection with the execution of the Merger Agreement, the reporting person (solely in his capacity as a stockholder) entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which, subject to specified exceptions, the reporting person agreed not to transfer 95% of his shares of the Issuer’s common stock for a period of six months following the closing of the Merger.

The descriptions of the Support Agreement and the Lock-Up Agreement are qualified in their entirety by reference to the full text of such agreements, forms of which are filed as exhibits hereto.

On November 30, 2021, the reporting person entered into stock option agreements with the Issuer pursuant to which he was granted a ten-year to purchase 375,001 shares of Common Stock of the Issuer at exercise price equal to $10.00, which was the initial public offering price of Common Stock of the Issuer in the Issuer’s initial public offering (the “IPO”). The options will vest, if at all, during the three year period commencing on the closing date of IPO and ending on the third anniversary thereof (the “Performance Period”), with 20% of the option shares vesting upon the average of the closing sale prices of the Issuer’s Common Stock over a period of ten consecutive trading days being equal to or greater than the applicable price set forth in the following schedule (each a “Trigger Price”):

Percent of Shares To Be Vested	Trigger Price
20%	200% of the initial public offering price
20%	300% of the initial public offering price
20%	400% of the initial public offering price
20%	500% of the initial public offering price
20%	600% of the initial public offering price

All portions of the options that have not vested prior to the expiration of the Performance Period will terminate upon such expiration. In addition, if, prior to any vesting date, the reporting person ceases to provide services to the Company either as a member of the Issuer’s board of directors or a Company employee, that portion of the option scheduled to vest on such vesting date, and all portions of such option scheduled to vest in the future, will not vest and all of his rights to and under such non-vested portions will terminate.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Form of Founders’ Option Agreement (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1/A filed on November 29, 2021)

10.2	Form of Fresh Vine Voting and Support Agreement dated as of January 25, 2024 among the reporting person, the Issuer and Notes Live, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 29, 2024).

10.3	Lock-Up Agreement dated as of January 24, 2024 among the reporting person, the Issuer and Notes Live, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

By:	/s/ Rick Nechio
Rick Nechio